Hydrofarm Holdings Group, Inc.
1510 Main Street

Shoemakersville, Pennsylvania 19526

September 1, 2022

VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, NE
Washington, D.C. 20549
Attention: Ta Tanisha Meadows and Angela Lumley

Re:	Hydrofarm Holdings Group, Inc. Form 10-K for the Fiscal Year Ended December 31, 2021 Filed March 1, 2022 File No. 1-39773

Dear Ta Tanisha Meadows and Angela Lumley:

This letter sets forth the responses of Hydrofarm Holdings Group, Inc. (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission set forth in your letter, dated August 19, 2022, with respect to the above referenced Annual Report on Form 10-K for the year ended December 31, 2021 (the “Form 10-K”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Form 10-K.

The text of the Staff’s comments has been included in this letter for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment.

Form 10-K

1.	Wherever you present “Adjusted EBITDA as a percent of sales,” please revise to also present Net income (loss) as a percent of sales. Where presenting Non-GAAP measures, please present the comparable GAAP measure with equal or greater prominence. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the staff’s Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that in future filings, the Company will present any Non-GAAP measures, along with the most directly comparable GAAP measures with equal or greater prominence, consistent with Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Staff’s Compliance and Disclosure Interpretations on Non-GAAP Financial Measures. Specifically, the Company will present the comparable GAAP measure of Net income (loss) as a percent of sales with equal or greater prominence than the Non-GAAP measure of Adjusted EBITDA as a percent of sales.

2.	Please tell how you considered the guidance in Rule 1-02(w), Rule 3-05, and Rules 11-01 and 11-02 of Regulation S-X for the acquisitions that occurred during 2021.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it analyzed the significance of the five acquisitions that occurred during 2021 pursuant to Rule 1-02(w), Rule 3-05, and Rules 11-01 and 11-02 of Regulation S-X. None of the 2021 acquisitions were a related business pursuant to Rule 3-05 (a)(3)(i)-(iii).

September 1, 2022

Of the five acquisitions that occurred during 2021, the Company’s acquisition of Aurora Innovations (“Aurora”) resulted in the most significance with respect to the investment test, asset test, and income test under Rule 1-02(w). With respect to the investment test under Rule 1-02(w)(1)(i), the Company analyzed its investment in the acquired business as a percentage of the aggregate worldwide market value of its common stock. The Company advises the Staff that its investment in Aurora was $178.9 million which, as a percentage, represented 7.7% of the average of the Company’s aggregate worldwide market value, which was approximately $2.3 billion, calculated daily for the last five trading days of May 2021, the Company’s most recently completed month ended prior to the announcement of the acquisition of Aurora.

With respect to the asset test under Rule 1-02(w)(1)(ii), the Company compared its total assets of $275.8 million as of December 31, 2020, the end of its most recent fiscal year, to Aurora’s assets of $38.5 million as of December 31, 2020, and concluded that the Aurora assets represented 14.0% of the Company’s total assets.

With respect to the income test under Rule 1-02(w)(1)(iii), the Company analyzed the revenue component of Rule 1-02(w)(1)(iii)(A)(2). The Company compared its revenue of $342.2 million for the most recent fiscal year ended December 31, 2020 to the revenue of Aurora of $45.5 million for the year ended December 31, 2020, and concluded that Aurora represented 13.3% of the Company’s revenue. The revenue component represented the lower result of the two components (income and revenue). The income test did not result in significance since the income component and the revenue component were not both above 20%.

Based on the above, the Company concluded that, as neither the investment test, the asset test, nor the income test exceeded the 20% significance threshold, and accordingly, no historical or pro forma financial statements were required for Aurora under Rule 3-05 or Article 11 of Regulation S-X.

The Company performed the same investment test, asset test, and income test under Rule 1-02(w) for each of the other four acquisitions of Heavy 16, House and Garden, Greenstar, and Innovative Growers Equipment, Inc., that occurred during 2021 and none exceeded the 20% significance threshold.

Although the aggregation standard is not applicable for reports on Form 10-K, the Company further analyzed all 2021 acquisitions to determine if the aggregate 50% significance test was met with respect to the investment test, asset test, and income test. The aggregate significance of the investment test including all 2021 acquisitions was 25.1%. The aggregate significance of the asset test including all 2021 acquisitions was 36.6%. The aggregate significance of the income test including all 2021 acquisitions using the revenue component was 43.8%. The revenue component represented the lower result of the two components (income and revenue). The Company and each of the 2021 acquisitions had material revenue during the past two fiscal years.

The Company determined that no significance tests were met, and therefore concluded that the financial statements and pro forma information, pursuant to Rule 3-05 and Rules 11-01 and 11-02 of Regulation S-X, were not required for the acquisitions that occurred during 2021.

3.	Please provide the applicable disclosures required by ASC 820-10-50-2.

Response: Although we believe that the applicable disclosures were either included elsewhere within the footnotes or were not material, we recognize that it would be more appropriate to provide additional disclosure or cross references to other footnotes in the fair value footnote. Accordingly, the Company respectfully acknowledges the Staff's comment and respectfully advises the Staff that in future filings the Company will provide additional disclosure and cross references to the assets and liabilities for which fair value disclosure is required.

Set forth below is a discussion of the classes of assets and liabilities in the fair value table in the Form 10-K which had a carrying value as of December 31, 2021, including, where applicable, a reference to the footnote in which the valuation process relating to such item was discussed, and certain additional discussion for informational purposes.

September 1, 2022

•	Cash, cash equivalents, and restricted cash included funds deposited in banks as described in Note 2 – Basis of Presentation and Significant Accounting Policies, and the carrying values approximated fair values due to their short-term maturities.
•	The note receivable was measured at fair value on a nonrecurring basis and was secured by collateral. As there was no material change in the balance during the fiscal year ended December 31, 2021, no voluntary disclosure was included.
•	Contingent consideration was recognized at fair value based on Level 3 measurements. The fair value of the contingent consideration at acquisition date, and as of December 31, 2021, were disclosed in Note 3 – Business Combinations. The Company’s Consolidated Statement of Cash Flows quantified the change in the fair value of contingent consideration during the fiscal year ended December 31, 2021. The valuation methodology and inputs used in the fair value measurement, and the line item in the Consolidated Statement of Operations where changes to the fair value were recognized, were disclosed in Note 3– Business Combinations.
•	The Company’s Term Loan was not measured at fair value in the Consolidated Balance Sheet. The Term Loan fair value was provided for disclosure purposes and was based on bank quotes which were considered Level 2 measurements. Other debt was primarily comprised of finance lease obligations and was not measured at fair value in the Consolidated Balance Sheet. Other debt fair value was provided for disclosure purposes, and the estimated fair value approximated the carrying value given the applicable interest rates and the nature of the security interest in the Company’s assets, which were considered Level 3 measurements. As there was no material change in the balance during the fiscal year ended December 31, 2021, no voluntary disclosure was included.

The Company did not have any transfers between levels within the fair value hierarchy. An accounting policy with respect to fair value measurements was provided in Note 2 – Basis of Presentation and Significant Accounting Policies.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Kenneth R. Koch of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. at (212) 692-6768.

Sincerely

By:	/s/ B. John Lindeman
Name:	B. John Lindeman
Title:	Chief Financial Officer

cc: Kenneth R. Koch, KRKoch@mintz.com